              INFORMATION REQUIREMENTS FOR FILINGS UPON ACQUISITION
             OF FIVE PERCENT OF A CLASS OF EQUITY SECURITIES SUBJECT
                  TO THE REPORTING REQUIREMENTS OF THE 1934 ACT
                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. 2)*


                           PHOTOGEN TECHNOLOGIES, INC.
                                (Name of Issuer)

                                  COMMON STOCK
                         (Title of Class of Securities)

                                   71932A-10-1
                                 (CUSIP Number)

                                Stuart P. Levine
   875 North Michigan Ave., Suite 2930, Chicago, Illinois 60611 (312/397-2620)
       (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                September 18, 2000
             (Date of Event Which Requires Filing of this Statement)

         If the person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

  * The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a proper cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                              CUSIP No. 71932A-10-1

-------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification                                 Stuart P. Levine
         Nos. of Above Persons
-------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                       (a)      X
                                                                       --------------------------------------------
         Member of a Group (See Instructions)                 (b)
                                                                       --------------------------------------------
-------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                            PF
-------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                          United States
-------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially               (7)      Sole Voting Power                  2,191,621
Owned by Each Reporting Person With         -----------------------------------------------------------------------
                                            (8)      Shared Voting Power                0
                                            -----------------------------------------------------------------------
                                            (9)      Sole Dispositive Power             2,191,621
                                            -----------------------------------------------------------------------
                                            (10)     Shared Dispositive Power           0
-------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                                      2,191,621
-------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                                   5.86%
-------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   IN
-------------------------------------------------------------------------------------------------------------------


                              CUSIP No. 71932A-10-1

-------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification                                 SL Investment Enterprises, LP
         Nos. of Above Persons
-------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                       (a)      X
                                                                       --------------------------------------------
         Member of a Group (See Instructions)                 (b)
                                                                       --------------------------------------------
-------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                            OO
-------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                          Georgia
-------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially               (7)      Sole Voting Power                  1,000,000
Owned by Each Reporting Person With         -----------------------------------------------------------------------
                                            (8)      Shared Voting Power                0
                                            -----------------------------------------------------------------------
                                            (9)      Sole Dispositive Power             1,000,000
                                            -----------------------------------------------------------------------
                                            (10)     Shared Dispositive Power           0
-------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                                      1,000,000
-------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                                   2.67%
-------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   PN
-------------------------------------------------------------------------------------------------------------------


                              CUSIP No. 71932A-10-1

-------------------------------------------------------------------------------------------------------------------
(1)      Names of Reporting Persons.
         S.S. or I.R.S. Identification                                 Stuart and Sherri Levine
         Nos. of Above Persons                                         Family Foundation, Inc.
-------------------------------------------------------------------------------------------------------------------
(2)      Check the Appropriate Box if a                       (a)      X
                                                                       --------------------------------------------
         Member of a Group (See Instructions)                 (b)
                                                                       --------------------------------------------
-------------------------------------------------------------------------------------------------------------------
(3)      SEC Use Only
-------------------------------------------------------------------------------------------------------------------
(4)      Source of Funds (See Instructions)                            OO
-------------------------------------------------------------------------------------------------------------------
(5)      Check if Disclosure of Legal Proceedings is Required Pursuant to Items
         2(d) or 2(e)
-------------------------------------------------------------------------------------------------------------------
(6)      Citizenship or Place of Organization                          Illinois
-------------------------------------------------------------------------------------------------------------------
Number of Shares Beneficially               (7)      Sole Voting Power                  100,000
Owned by Each Reporting Person With
                                            -----------------------------------------------------------------------
                                            (8)      Shared Voting Power                0

                                            -----------------------------------------------------------------------
                                            (9)      Sole Dispositive Power             100,000

                                            -----------------------------------------------------------------------
                                            (10)     Shared Dispositive Power           0
-------------------------------------------------------------------------------------------------------------------
(11)     Aggregate Amount Beneficially Owned
         By Each Reporting Person                                      100,000
-------------------------------------------------------------------------------------------------------------------
(12)     Check if the Aggregate Amount in Row (11)
         Excludes Certain Shares (See Instructions)
-------------------------------------------------------------------------------------------------------------------
(13)     Percent of Class Represented by Amount
         in Row (11)                                                    .027%
-------------------------------------------------------------------------------------------------------------------
(14)     Type of Reporting Person (See Instructions)                   CO
-------------------------------------------------------------------------------------------------------------------


Item 1.           SECURITY AND ISSUER.

         This Schedule 13D relates to common stock ("Common Stock") of Photogen Technologies, Inc., a Nevada corporation (the "Issuer"). The principal executive offices of the Issuer are located at 7327 Oak Ridge Highway, Suite B, Knoxville, TN 37931.

Item 2.           IDENTITY AND BACKGROUND.

         Set forth below is the following information with respect to each of the persons filing this Schedule 13D (together, the "Filing Persons") and, in addition, each of such person's general partners, if applicable, and, if applicable, the persons controlling such general partners (such additional persons, together with the Filing Persons, the "Item 2 Persons"): (a) name; (b) address of principal offices (if entity) or residence or business address (if individual); (c) principal business (if entity) or principal occupation and name, business and address of employer (if individual); (d) information concerning criminal convictions during the last five years; (e) information concerning civil or administrative proceedings under state or federal securities laws during the past five years with respect to any state or federal securities laws and (f) citizenship (if individual) or jurisdiction of organization (if entity).

I.
a)       Stuart P. Levine
b)       875 North Michigan Avenue, Suite 2930, Chicago, IL 60611
c)       Private investor, 875 North Michigan Avenue, Suite 2930, Chicago,
         IL 60611
d)       No criminal convictions (1)
e)       No adverse civil judgments for violations of securities laws (1)
f)       United States

II.
a)       SL Investment Enterprises, LP (Stuart Levine, General Partner)
b)       c/o Stuart P. Levine, 875 North Michigan Avenue, Suite 2930, Chicago,
         IL 60611
c)       Investment partnership
d)       No criminal convictions (1)
e)       No adverse civil judgments (1)
f)       Georgia

III.

a)       Stuart and Sherri Levine Family Foundation, Inc. (Stuart Levine,
         President)
b)       c/o Stuart P. Levine, 875 North Michigan Avenue, Suite 2930, Chicago,
         IL 60611
c)       Not-for-profit corporation
d)       No criminal convictions (1)
e)       No adverse civil judgments (1)
f)       Illinois

         (1) During the last five years, no person listed above has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), nor has any such person been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such person becoming subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3            SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         Mr. Levine acquired 3,239,350 shares of Common Stock on December 9, 1994 from the Issuer in a private placement (adjusted to reflect a subsequent two-for-one reverse stock split). The purchase price was $.0231528 per share, which Mr. Levine paid with his personal funds.

         On May 16, 1997, the Issuer sold 2,975,359 shares of Common Stock to Mr. Levine in a private transaction. The purchase price was $.28568 per share, which Mr. Levine paid with his personal funds. (These purchases were part of a stockholder restructuring in which Mr. Levine transferred 2,714,288 shares to the Issuer's treasury for cancellation.) Since May, 1997, Mr. Levine has transferred shares to SL investment Enterprises, LP and Stuart and Sherri Levine Family Foundation, Inc., entities which he controls; and Mr. Levine has also disposed of certain shares to third parties by gift or sale.

         Mr. Levine filed his original Schedule 13D as a result of the Issuer's registration of its common stock under Section 12(g) of the Securities Exchange Act of 1934 pursuant to a Form 10-SB filed with the Securities and Exchange Commission and as part of a group, members of which were part of a Voting Agreement dated May 16, 1997. The Voting Agreement has been amended and Mr. Levine is no longer a party or a part of the group. Arrangements to finalize the amendment and other matters in connection with the Voting Agreement were completed on July 27, 1998. All of the shares of Common Stock subject to this Schedule 13D were owned by Mr. Levine of record or beneficially prior to the effectiveness of the Issuer's Section 12(g) registration.

         The purpose of this Amendment No. 2 is to report that Mr. Levine has disposed by gift of an aggregate of 7,000 shares of Common Stock to various third parties since his last report on Schedule 13D.

Item 4.           PURPOSE OF TRANSACTION.

         No reporting person has any current plans or proposals that relate to or would result in:

a. The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

b. An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

c. A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

d. Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;

e. Any material change in the present capitalization or dividend policy of the Issuer;

f. Any other material change in the Issuer's business or corporate structure;

g. Changes in the Issuer's charter, bylaws or instruments corresponding thereto or other actions which may impede the acquisition of control of the Issuer by any person;

h. Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

i. A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or

j.       Any action similar to any of those enumerated above.

Item 5.                    INTEREST IN SECURITIES OF THE ISSUER.

----------------------------------------------------------------------------------------------------------------------
                                              Common Stock
                 Name of                        Beneficially                  % of                   Voting Power
             Item of Person                         Owned                   Class (1)
----------------------------------------------------------------------------------------------------------------------
Stuart P. Levine                                  2,191,621                   5.86%                      Sole
----------------------------------------------------------------------------------------------------------------------
SL Investment Enterprises, LP                     1,000,000                   2.67%                      Sole
----------------------------------------------------------------------------------------------------------------------
Stuart and Sherri Levine                            100,000                   .027%                      Sole
Family Foundation, Inc.
----------------------------------------------------------------------------------------------------------------------


         (1) All percentages in this table are based, pursuant to Rule 13d-1(e) of the Securities Exchange Act of 1934, on the 37,383,386 shares of Common Stock of the Issuer outstanding as of September 1, 2000.

Item 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         There are no contracts, arrangements or understandings among any of the
Item 2 Persons made or entered into specifically with respect to holding, voting or disposing of the Common Stock of the Issuer.

Item 7.           MATERIAL TO BE FILED AS EXHIBITS.

         None.



                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2000



                                       /s/ Stuart P. Levine
                                    -------------------------------------------
                                    STUART P. LEVINE,
                                    individually and as General Partner and
                                    President, respectively, of SL Investment
                                    Enterprises, LP, and the Stuart and Sherri
                                    Levine Family Foundation, Inc.